UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-42024

Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,

Huishan District, Wuxi,

Jiangsu Province, China 214189

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On April 22, 2024, Mingteng International Corporation Inc. (the “Company”) closed its initial public offering (the “IPO” or the “Offering”) of 1,050,000 ordinary shares, par value $0.00001 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-270953), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 29, 2024. The Ordinary Shares were priced at $4.00 per share, and the Offering was conducted on a firm commitment basis. Craft Capital Management LLC and R.F. Lafferty & Co., Inc. acted as co-underwriters for the Offering. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “MTEN” on April 18, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated April 17, 2024, with Craft Capital Management LLC (the “Representative”) (the “Underwriting Agreement”), a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

On April 22, 2024, the Company also issued to the Representative warrants to purchase up to 52,500 Ordinary Shares (the “Representative’s Warrant”), a form of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

In connection with the IPO, the Company issued a press release on April 18, 2024 announcing the pricing of the Offering and a press release on April 22, 2024 announcing the closing of the Offering, respectively. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mingteng International Corporation Inc.

Date: April 22, 2024	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Representative’s Warrant
10.1	Underwriting agreement dated April 17, 2024 by and between the Company and Representative
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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